UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 6

COLEMAN CABLE, INC.

(Name of Subject Company (Issuer))

CUBS ACQUISITION CORPORATION

SOUTHWIRE COMPANY

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

193459302

193459203

(CUSIP Number of Class of Securities)

Floyd W. Smith

Southwire Company

One Southwire Drive

Carrollton, GA 30119

(770) 832-4242

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas W. Christopher

Michael P. Brueck

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$485,430,588.40	$62,523.46

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 18,366,688 shares of common stock, par value $0.001 per share, at an offer price of $26.25 per share. The transaction value also includes (i) 433,967 shares issuable pursuant to outstanding options with an exercise price less than $26.25 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $26.25 minus such exercise price and (y) dividing such product by the offer price of $26.25 per share, and (ii) 116,137 shares of restricted common stock multiplied by the offer price of $26.25 per share. The calculation of the filing fee is based on information provided by Coleman Cable, Inc. as of December 19, 2013.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $62,523.46	Filing Party: Cubs Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: January 6, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements thereto, the “Schedule TO”) is being filed by (i) Southwire Company, a Delaware corporation (“Parent”), and (ii) Cubs Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Coleman Cable, Inc., a Delaware corporation (the “Company”), at a price of $26.25 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated January 6, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO and the disclosure in the Offer to Purchase are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on February 10, 2014 (one minute after 11:59 P.M., New York City time, on February 10, 2014). The Depositary has indicated that, as of the expiration of the Offer, a total of 17,006,114 Shares have been validly tendered and not properly withdrawn pursuant to the Offer (not including 896,077 Shares tendered pursuant to notices of guaranteed delivery which had not been delivered to the Depositary prior to the expiration of the Offer), representing approximately 89.81% of the outstanding Shares on a fully diluted basis. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and expects to promptly pay for all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer.

As a result of its acceptance of, and following payment for, the Shares tendered in the Offer, Purchaser will have acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, Parent and Purchaser intend to effect the Merger pursuant to Section 251(h) of the DGCL. In the Merger, each Share that is issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares owned by stockholders who have properly demanded and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such Shares) will at the effective time of the Merger be converted into the right to receive the Per Share Amount. Following the Merger, all Shares will be delisted from the NASDAQ and deregistered under the Exchange Act.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(E)	Joint Press Release issued by Parent and the Company on February 11, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUBS ACQUISITION CORPORATION

By	/s/ Floyd W. Smith
Name:	Floyd W. Smith
Title:	Secretary
Date:	February 11, 2014

SOUTHWIRE COMPANY

By	/s/ Floyd W. Smith
Name:	Floyd W. Smith
Title:	Executive Vice President, General Counsel and Corporate Secretary
Date:	February 11, 2014

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 6, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on January 6, 2014.*

(a)(5)(A)	Joint Press Release issued by Parent and the Company on December 20, 2013 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).*

(a)(5)(B)	Joint Press Release issued by Parent and the Company on January 6, 2014.*

(a)(5)(C)	Joint Press Release issued by Parent and the Company on January 15, 2014.*

(a)(5)(D)	Joint Press Release issued by Parent and the Company on February 3, 2014.*

(a)(5)(E)	Joint Press Release issued by Parent and the Company on February 11, 2014.

(b)(1)	Debt Commitment Letter from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of Montreal, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Macquarie Capital (USA) Inc. and MIHI LLC to Parent, dated December 20, 2013.*

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2013, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).*

(d)(2)	Confidentiality Agreement, dated as of October 1, 2013, by and between Parent and the Company.*

(d)(3)	Exclusivity Agreement, dated as of November 15, 2013, by and between Parent and the Company.*

(d)(4)	Tender and Support Agreement by and among Parent, Purchaser and the DB 2006 Trust, dated December 20, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).*

(d)(5)	Tender and Support Agreement by and among Parent, Purchaser, Nachum Stein, Feige Stein, The N&F Trust 766 and Hertz Hasenfeld, dated December 20, 2013 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).*

(d)(6)	Amendment No. 1 to Tender and Support Agreement, dated December 30, 2013, by and among Parent, Purchaser, Nachum Stein, Feige Stein, Hertz Hasenfeld, Ephraim Hasenfeld and The N&F Trust 766.*

(d)(7)	Noncompetition Agreement, dated as of December 20, 2013, between Parent and G. Gary Yetman.*

(d)(8)	Consulting Agreement, dated as of December 20, 2013, between Parent and G. Gary Yetman.*

(d)(9)	Joinder, dated January 21, 2014, by The David Bistricer 2013 Trust, to the Tender and Support Agreement, dated December 20, 2013, by and among Parent, Purchaser and The DB 2006 Trust.*

(g)	None.

(h)	None.

*	Previously filed.